PROSPECTUS



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                               2,000,000 Shares
                            Harcourt General, Inc.
                                 Common Stock

   This prospectus relates to 2,000,000 shares of common stock, which may be sold from time to time by the selling stockholder named in this prospectus acting as principal for its own account. We will not receive any of the proceeds from the sale of the common stock.

   Our common stock is listed on the New York Stock Exchange under the symbol H. On May 4, 2000, the closing price of our common stock was $36.38 per share.

   Salomon Smith Barney Inc., the selling stockholder and a broker-dealer, may offer and sell the common stock from time to time directly or through underwriters, dealers or agents, to one or more purchasers in fixed price offerings, in negotiated transactions, at market prices prevailing at the time of sale or at prices related to market prices. The selling stockholder may be deemed to have received certain compensation in connection with the sale of our common stock, see "Selling Stockholder" and "Plan of Distribution." The terms of the offering and sale of the common stock, including any public offering price, any discounts, commissions or concessions allowed, reallowed or paid to underwriters, dealers or agents, the purchase price of the common stock and the proceeds to the selling stockholder, and any other material terms will be set forth in the applicable prospectus supplement.

                                ______________

   These securities have not been approved by the Securities and Exchange Commission or by any state securities commission, nor have those organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.






May 30, 2000

                               Table of Contents
                                                                          Page

WHERE YOU CAN FIND INFORMATION  . . . . . . . . . . . . . . . . . . . . . .  3
INCORPORATION BY REFERENCE  . . . . . . . . . . . . . . . . . . . . . . . .  3
THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
SELLING STOCKHOLDER . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
DESCRIPTION OF CAPITAL STOCK  . . . . . . . . . . . . . . . . . . . . . . .  6
PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16



















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                        WHERE YOU CAN FIND INFORMATION

   We have filed with the SEC a registration statement on Form S-3 to register the common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement.

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials on file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Il 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. Our filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.
                          INCORPORATION BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling stockholder sells all of the securities:

    - Our Annual Report on Form 10-K for the fiscal year ended October 31, 1999; and

    -    Our Quarterly Report on Form 10-Q for the quarter ended January 31,
         2000.

You can get a free copy of any of the documents incorporated by reference by making an oral or written request directed to:

         Corporate Relations Department
         Harcourt General, Inc.
         27 Boylston Street
         Chestnut Hill, MA  02467
         Telephone (617) 232-8200

   You should rely only on the information contained or incorporated in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus or any supplement is distributed. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. You should read all information supplementing this prospectus.



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

                                  THE COMPANY

   Harcourt General, Inc., is a leading global multiple-media publisher providing educational, training and assessment products and services to classroom, corporate, professional and consumer markets.

   Prior to October 22, 1999, we owned a controlling interest in The Neiman Marcus Group, Inc., a high-end specialty retailer. On October 22, 1999, we distributed to our stockholders approximately 21.4 million of the 26.4 million shares of Neiman Marcus common stock held by us. For more information about this distribution and the relationship between us and Neiman Marcus, see Note 2 to the Consolidated Financial Statements for the fiscal year ended October 31, 1999 incorporated by reference in this prospectus.

   We operate our business through four principal segments, described below and in Note 3 to the Consolidated Financial Statements incorporated by reference in this prospectus.

   Education Group. The education group is a leading content provider to classroom and at-home K-12 and supplemental learners offering a complementary array of value-added products and services through school, library and direct-to-consumer channels. The education group includes the operations of Harcourt School Publishers; Holt, Rinehart and Winston; Steck-Vaughn; and Harcourt Trade Publishers. The education group publishes textbooks and related instructional materials for kindergarten to grade eight through Harcourt School and for the middle and secondary education markets through Holt Rinehart and Winston. Steck-Vaughn publishes supplemental educational materials used in elementary, secondary and adult education, test preparation materials, and offers English language literacy programs for training workers for whom English is a second language. Harcourt Trade publishes children's books, general adult fiction and nonfiction hardcover books, and trade paperbacks under the Harvest imprint.

   Higher Education Group. The higher education group brings traditional and technology-enabled content to adults seeking higher education in traditional and non-traditional settings, offering a broad array of products and services to the campus-based, direct-to-consumer and corporate markets. The higher education group includes Harcourt College Publishers, Harcourt Learning Direct, Archipelago Productions and Harcourt Professional Education. Harcourt College publishes textbooks and other materials for the college and university market under the Harcourt, Saunders, Dryden and Holt Rinehart imprints. Harcourt Learning Direct provides traditional and technology-based distance learning opportunities in vocational, degree and professional self-study programs. Harcourt Professional Education conducts review courses under the BAR/BRI name for individuals preparing for bar examinations, as well as live-lecture and computer-based review courses for law and accounting examinations, and publishes print and electronic information resources,


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including reference guides and newsletters for financial, legal and human resources professionals.

   Corporate and Professional Services Group. The corporate and professional services group produces technology-based training, assessment and educational products and services for the corporate learner market and individual professionals. The corporate and professional services group includes the operations of NETg; The Psychological Corporation; Harcourt Assessment Systems, Inc.; Drake Beam Morin; and Knowledge Communication, Inc. NETg develops and sells self-study information technology and related professional training products and services which are delivered by CD-ROM, the Internet and corporate intranets to information technology professionals. The Psychological Corporation provides tests and related products and services for educational and psychological assessment. Harcourt Assessment Systems develops and administers computer-based tests and related services for professional and regulatory licensing and credentialing and corporate pre-employment testing. Drake Beam Morin is one of the world's leading organizational and individual transition consulting firms, assisting organizations and individuals worldwide in outplacement, career and transition management and employee selection. Knowledge Communication provides technology-based professional development and business skills training.

   Worldwide Scientific, Technical and Medical Group. The worldwide scientific, technical and medical group is a leading provider of information products through both traditional and new technology-enabled channels to health, scientific and technical professionals worldwide. The scientific, technical and medical group includes Harcourt Health Sciences, comprised of the global medical publishing operations of W.B. Saunders, Mosby and Churchill Livingstone; Academic Press; and Harcourt Publishers International. Harcourt Health Sciences publishes books, periodicals and electronic products in the health sciences, and advertising-based newsletters for health professionals. Academic Press publishes scholarly books, journals, data bases and products and value-added services in print and electronic media, in the life, physical, social and computer sciences. Harcourt Publishers International is responsible for international distribution of Harcourt English language products and the publication of adaptations, translations and indigenous materials worldwide.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the common stock offered by the selling stockholder.

                              SELLING STOCKHOLDER

   Citibank N.A., an affiliate of the selling stockholder listed below, purchased shares of common stock in a transaction exempt from the registration requirements of the Securities Act at the then market price on April 20, 2000. The shares of common stock were subsequently transferred to


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Salomon Smith Barney Inc., the selling stockholder. Concurrent with the purchase of the stock, Citibank N.A. entered into an equity swap agreement under which Citibank N.A. or an affiliate thereof receives consideration and may receive additional shares of common stock from us if the market price of our common stock declines.

   The following table states the number of shares of our outstanding common stock that the selling stockholder owns and the number of shares of common stock that may be sold for the account of the selling stockholder.

                            Number of shares of          Number of shares of
Selling Stockholder         Common Stock Owned        Common Stock to be Sold
------------------------   ----------------------     ------------------------
Salomon Smith Barney Inc.       1,372,213<F1>                 1,372,213
390 Greenwich Street
New York, NY 10013
_______________

<F1> Plus any additional shares, not anticipated to exceed 627,787 shares, that the selling stockholder may receive from us under the equity swap agreement.





































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

                         DESCRIPTION OF CAPITAL STOCK

   As of the date of this prospectus, we are authorized to issue up to 370,000,000 shares of capital stock:

    - 150,000,000 shares of Common Stock with a par value of $1.00 per share;

    - 80,000,000 shares of Class B Stock with a par value of $1.00 per share;

    - 100,000,000 shares of Class C Stock with a par value of $1.00 per share; and

    - 40,000,000 shares of Preferred Stock with a par value of $1.00 per share, of which 10,000,000 have been designated Series A Cumulative Convertible Stock.

   As of April 25, 2000, we had 53,125,371 shares of common stock issued and outstanding, 19,985,762 shares of Class B Stock issued and outstanding, no shares of Class C Stock issued and outstanding and 806,921 shares of Series A Cumulative Preferred Stock issued and outstanding.
Description of Common Stock

   The following summary is not complete. You should refer to the applicable provisions of the Restated Certificate of Incorporation and the Delaware General Corporation Law for a complete statement of the terms and rights of the common stock, Class B Stock and Class C Stock.

   Dividends. Holders of our common stock are entitled to receive dividends when, as and if declared by our board, out of funds legally available for their payment (subject to the rights of holders of the preferred stock, if any). If a cash dividend is paid to holders of our common stock, a cash dividend equal to 90% of the amount paid to holders of the common stock must be paid to holders of the Class B Stock. Cash dividends paid to holders of Class C Stock, if issued, would be equal to that paid to holders of our common stock.

   Stock dividends are paid to holders of our common stock, Class B Stock and Class C Stock only in the form of stock corresponding to that class held by the holder. Holders of our common stock are paid stock dividends in common stock, holders of our Class B Stock are paid stock dividends in Class B Stock and holders of our Class C Stock, if issued, would be paid stock dividends in


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

Class C Stock. With respect to property dividends, shares of common stock and Class C Stock are entitled to receive the same per share property dividends, when, as and if declared, and are entitled to receive any rights to purchase shares of their respective class on the same per share basis.

   Voting Rights. Each share of common stock entitles the holder to one vote on all matters submitted to the stockholders, and each share of Class B Stock entitles the holder to one vote on all these matters, except that each share of Class B Stock entitles the holder to ten votes on the election of directors at any stockholders' meeting if more than 20% of the shares of common stock outstanding on the record date for the meeting is beneficially owned by, or if more than 20% of the total voting power attributable to the shares of the common stock outstanding on the record date for the meeting is voted either directly or by proxy for a person or persons other than those nominated by our board by, a person or group of persons acting in concert (unless a person or group is also the beneficial owner of a majority of the shares of Class B Stock on the record date).

   If Class C Stock were issued, Holders of Class C Stock would be entitled to one-tenth (1/10th) of one vote on all matters submitted to the stockholders.

   Except as otherwise required by law or the Restated Certificate of Incorporation, holders of our common stock, Class B Stock and Class C Stock vote together as a single class. However, the holders of common stock and the holders of Class B Stock are each entitled to vote separately as a class on a number of significant matters. For example, the holders of common stock and Class B Stock would each vote separately as a class on any:

    - merger or consolidation of Harcourt General with or into any other corporation, any sale, lease, exchange or other disposition of all or substantially all of our assets to or with any other person, or any dissolution of Harcourt General,

    - additional issuances of Class B Stock other than in connection with stock splits and stock dividends, and

    -    amendments to our Restated Certificate of Incorporation.

   Transferability. Our shares of common stock are freely transferable and publicly traded. The Class B Stock is not publicly traded and is not transferable by a stockholder except to a "Permitted Transferee," as defined in the Restated Certificate of Incorporation, which includes a holder's spouse, certain of a holder's relatives, certain trusts established for their benefit, corporations and partnerships principally owned by holders, their relatives and the trusts, charitable organizations and a holder's estate.

   Convertibility. The Class B Stock is convertible at all times, at the option of the holder and without cost to the holder into common stock on a share-for-share basis. The Smith- Lurie/Marks Stockholders' Agreement restricts the convertibility of substantially all of the shares of Class B Stock outstanding. The common stock is not convertible into any other class


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of stock of Harcourt General. If issued, the Class C Stock would not be convertible at the option of the holder. However, it would be automatically converted into common stock upon any dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary.

   Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock (including holders of Class B Stock and Class C Stock who become holders of common stock through conversion) will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.

   Miscellaneous. The issued and outstanding shares of common stock and Class B Stock are fully paid and nonassessable. Holders of shares of our common stock are not entitled to preemptive rights. Shares of Class B Stock are subject to certain transfer restrictions as described in the Restated Certificate of Incorporation.

The Smith Family Group's Ownership of Harcourt General Stock

   The Smith Family Group includes Richard A. Smith, Chairman of Harcourt General; Nancy L. Marks, Mr. Smith's sister; Robert A. Smith and Brian J. Knez, Presidents and Co-Chief Executive Officers and directors of Harcourt General, who are, respectively, the son and son-in-law of Mr. Smith; Jeffrey
R. Lurie, a director of Harcourt General and the son of Nancy L. Marks, other members of their families and various family corporations, trusts and charitable foundations. The Smith Family Group is the beneficial owner of 260,511 shares of common stock (which constitutes less than 1% of all common stock issued and outstanding and which includes 62,180 shares subject to options exercisable within 60 days of April 25, 2000) and 19,956,398 shares of Class B Stock (which constitutes 99.9% of all Class B Stock issued and outstanding). These shares collectively represent 27.18% of the common stock, Class B Stock and Series A Stock outstanding as of April 25, 2000, assuming conversion of all Series A Stock into common stock.

   As to any elections in which the Class B Stock would carry 10 votes per share, the Smith Family Group had, as of April 25, 2000, 79% of the combined voting power of the common stock and Class B Stock. The effect of this significant voting power is to permit the Smith Family Group to exert decisive control over the results of elections for our board in an event of a substantial accumulation of our common stock by any person or group unrelated to the Smith Family Group. The Smith-Lurie/Marks Stockholders' Agreement provides that the members of the Smith Family Group will not convert any of the 19,956,398 shares of Class B Stock subject to the Agreement into common stock without first offering to sell these shares to the parties to the Smith-Lurie/Marks Stockholders' Agreement.



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   Anti-Takeover Effect of Smith Family Group's Ownership. The Smith Family
Group has:

    - ownership of substantially all of the Class B Stock, which has the right, among other things, to the class vote to approve those issues described above,

    -    a substantial portion of Harcourt General's voting power, and

    - the right to control the outcome of the election of directors in contested and certain other situations.

Because any merger, consolidation or sale of all or substantially all of Harcourt General's assets would have to, in effect, be approved by the Smith Family Group, as the holders of the Class B Stock, as well as by holders of a majority of our common stock, any individual, corporation or group that desires to acquire or take control of Harcourt General, or to obtain approval of Harcourt General's stockholders for any proposed merger, consolidation or sale of assets, would probably not be able to do so without the approval of the Smith Family Group. This could discourage attempts to acquire Harcourt General and could deprive holders of our common stock and Class C Stock (if any were to be issued) of an opportunity to sell their shares in an acquisition at a premium over the then market price.

   The Smith-Lurie/Marks Stockholders' Agreement restricts the ability of the Smith Family Group to convert their Class B Stock subject to certain limited exceptions. The Class B Stock may have the effect of discouraging unsolicited takeover bids from third parties or efforts to remove incumbent management, or make these actions more difficult to accomplish.

Description of Preferred Stock

   The following summary is not complete. You should refer to the applicable provisions of our Restated Certificate of Incorporation and the Delaware General Corporation Law for a complete statement of the terms and rights of the preferred stock. We are authorized to issue shares of preferred stock in one or more series up to the amount authorized in our Restated Certificate of Incorporation. Our Board is authorized by our Restated Certificate of Incorporation to determine for each series of preferred stock:

    - the voting powers, if any (which voting powers if granted may be full or limited),

    -    designations,

    -    preferences,

    - relative, participating, optional or other special rights and the qualifications, limitations or restrictions of each series,

    - the rate of dividend to which holders of preferred stock of any series may be entitled (which may be cumulative or noncumulative),

    - the rights of holders of preferred stock of any series in the event of liquidation, dissolution or winding up of the affairs of Harcourt General, and

    - the rights (if any) of holders of preferred stock of any series to convert or exchange shares of preferred stock of any series for shares of any other class of capital stock (including the


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         determination of the price or prices or the rate or rates applicable to these rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange will be applicable and the time or times during which a particular price or rate will be applicable).

Series A Cumulative Convertible Stock

Number of Shares. We are authorized to issue up to 10,000,000 shares of preferred stock designated Series A Cumulative Convertible Stock, of which 806,921 shares were outstanding as of April 25, 2000.

Dividends. Holders of the Series A Stock are entitled to receive cumulative dividends, when, as and if declared by our board, out of funds legally available for their payment (subject to the rights of holders of any series of preferred stock ranking senior to them, if any). The quarterly dividend to be paid on each share of Series A Stock will be the sum of (x) $.0075 (adjusted, as further described below)) and (y) the product of (1) the amount of the dividend or dividends (including special dividends, if any) paid or to be paid in cash on each share of common stock during the quarter ending on the date on which the Series A Stock dividend is payable, and (2) the conversion rate (as discussed further below).

Liquidation Rights. In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of the Series A Stock will be entitled to be paid in cash from our net assets available for distribution (after the prior claims of the holders of any preferred stock ranking senior to the Series A Stock, if any, have been paid) the sum of $5.00 per share (adjusted, if necessary, to reflect any stock dividend paid on common stock, as discussed below) plus any accrued dividends, before any amount is paid to holders of our common stock. If our net assets available for distribution are insufficient to allow payment in full to be made to the holders of the Series A Stock, the holders of the Series A Stock will be paid, on a pro rata basis, in proportion to the full distributive amounts to which they are entitled.

Conversion Rights -- Conversion Rate and Procedures. Shares of Series A Stock are convertible, at the option of the holders of Series A Stock, into fully paid and nonassessable shares (calculated as to each conversion to the nearest 1/100th of a share) of common stock at the rate of 1.31 shares of common stock for each one share of Series A Stock surrendered for conversion, subject to adjustments as described below. The term ?conversion rate? means the number of shares or fraction of shares of common stock into which one full share of Series A Stock is entitled to be converted. Upon conversion, we will not make payment or adjustment on account of dividends accrued or in arrears on Series A Stock surrendered for conversion or on account of any dividends on our common stock issuable on a conversion.






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Adjustments.  In the event that we:

    - declare a stock dividend on our common stock in shares of capital stock except in any case where a dividend on our Series A Stock has also been declared

    -    subdivide outstanding shares of our common stock,

    - combine outstanding shares of our common stock into a smaller number of shares, or

    - issue by reclassification of our shares of common stock (including any reclassification in connection with a consolidation or merger in which Harcourt General is the continuing corporation) any shares of capital stock, then the conversion rate in effect at the time of the record date for the dividend or of the effective date of the subdivision, combination or reclassification will be adjusted so that the holder of any Series A Stock surrendered for conversion after one of these events has occurred will be entitled to receive the number and kind of shares which he or she would have owned or been entitled to receive had his or her Series A Stock been converted immediately prior to the relevant event. Each time any of the events set out above occur, a corresponding adjustment will be made.

Other events that trigger adjustments include:

    - the fixing by us of a record date for the issuance of rights, warrants or options to all holders of our common stock and/or Class B Stock entitling them to subscribe for or purchase shares of our common stock and/or Class B Stock at a price per share less than the current market price per share of common stock on this record date; and

    - the fixing by us of a record date for the making of a distribution to all holders of our common stock and/or Class B Stock of evidences of our indebtedness or assets, or subscription rights, warrants or options.

   In case of any reclassification or change of outstanding common stock and/or Class B Stock, or in case of any consolidation or merger of Harcourt General with or into another corporation, or in case of any sale or conveyance to another corporation or entity (other than by mortgage or pledge) of all or substantially all of the properties and assets of Harcourt General, Harcourt General (or its successor in the consolidation or merger, or the purchaser of the properties and assets) will make appropriate provision so that the holder of each share of Series A Stock then outstanding will have the right thereafter to convert his or her share into the kind and amount of shares of stock and other securities and property receivable upon the occurrence of this type of event by a holder of the number of shares of common stock into which the Series A Stock might have been converted immediately prior to this event.

   No adjustment in the conversion rate is required unless this adjustment (plus any adjustments not previously made by reason of this paragraph) would


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

require an increase or decrease of at least one percent in the rate; however, any adjustments which are not required because they are less than one percent will be carried forward and taken into account in any subsequent adjustment.

   Except as expressly set out in the Restated Certificate of Incorporation, no adjustment in the conversion rate will be made by reason of the issuance or sale, in exchange for cash, property or services, of shares of common stock and/or Class B Stock, or any securities convertible into or exchangeable for shares of common stock and/or Class B Stock, or securities carrying the right to purchase any of the foregoing.

   Any determination as to fair market value or as to whether an adjustment in the conversion rate in effect is required, or as to the amount of any adjustment, will be binding on holders of Series A Stock and Harcourt General if made in good faith by our board.

Transferability. Our shares of Series A Stock are freely transferable and publicly traded.

Advance Notice of Certain Events. If at any time:

    - we authorize the issuance to all holders of our common stock of rights, warrants or options to subscribe for or purchase shares of our common stock or of any other subscription rights, warrants or options; or

    - we authorize the distribution to all holders of our common stock of evidences of our indebtedness or assets (other than dividends paid in, or distributions of, cash to the extent permitted by law); or

    - there is any consolidation or merger to which we are a party and for which approval of any of our stockholders is required, or a conveyance or transfer of all or substantially all of our properties and assets, or a tender offer for at least a majority of our common stock which has been recommended by our board as being in the best interests of the holders of common stock; or

    - there is a total voluntary or involuntary dissolution, liquidation or winding up of Harcourt General; or

    - we propose to take any actions which would require an adjustment of the conversion rate;

then we will send a notice to the holders of record of the outstanding Series A Stock, at least 20 days (or 10 days in any case specified in the first or second clause above or in the case of a recommended tender offer as specified in the third clause above) prior to the applicable record date (or effective date if there is no record date) hereinafter specified, stating (A) the date as of which the holders of common stock of record to be entitled to receive any rights, warrants, options or distributions are to be determined, or (B) the date on which any consolidation, merger, conveyance, transfer, tender offer, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of common stock of record will be entitled to exchange their shares of common stock for


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

securities or other property, if any, deliverable upon the distribution, right, warrant, option, consolidation, merger, conveyance, transfer, tender offer, dissolution, liquidation or winding up. The failure to give this required notice or the inadequacy in the notice will not affect the legality or validity of any distribution, right, warrant, option, consolidation, merger, conveyance, transfer, tender offer, dissolution, liquidation, or winding up, or the vote upon any of these actions.

Fractions Upon Conversion. No fractional shares of common stock will be issued upon conversion, but in lieu of fractional shares we will pay a cash adjustment (computed to the nearest cent) in an amount equal to the fraction of the market price per share of common stock computed by our board.

Voting Rights. Except as described in the Restated Certification of Incorporation and as required by applicable law, the holders of Series A Stock are not entitled to vote. Holders of Series A Stock (as well as holders of any other series of preferred stock) will be entitled to vote for a certain number of members of our board (as further described in the Restated Certificate of Incorporation) if and when accrued dividends on Series A Stock have not been paid or declared and a sum sufficient for the payment of these dividends set aside, in an amount equivalent to six quarterly dividends. These special voting rights of the holders of Series A Stock may be exercised until all dividends in default on the Series A Stock have been paid in full or declared and funds sufficient for payment of these dividends set aside. When these dividends have been paid or provided for, the special voting rights of the holders of Series A Stock (as well as holders of any other series of preferred stock) will cease.

   As long as any shares of Series A Stock are outstanding, we will not amend the Restated Certificate of Incorporation to increase the authorized number of shares of preferred stock, without the affirmative vote or written consent of the holders of a majority of the number of shares of Series A Stock at the time outstanding.

   As long as any shares of Series A Stock are outstanding, we will not amend our Restated Certificate of Incorporation to:

    - change the designations, preferences, limitations or other relevant rights of the Series A Stock;

    - effect an exchange, reclassification or cancellation of all or part of the Series A Stock;

    - effect an exchange or create a right of exchange of another class or series into Series A Stock;

    - change the Series A Stock into the same or a different number of shares of the same or another class or series; or

    - cancel or otherwise affect dividends on the shares of Series A Stock which have accrued but have not been declared,

without the affirmative vote or written consent of the holders of two-thirds of the number of shares of Series A Stock then outstanding.


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

Anti-Takeover Effect of Harcourt General's Restated Certificate of Incorporation and By-Laws and the Terms of Our Common Stock

   Our Board is divided into three classes, only one of which is scheduled for re-election each year. Consequently, a person considering the acquisition of voting control of Harcourt General would be entitled to replace only one-third of our board at each annual meeting, and thus might be dissuaded from seeking the substantial equity position required for voting control without the ability to install a Board which would be responsive to the person's wishes during the period immediately following the person's acquisition of control.

   A two-thirds vote of the outstanding stock is required for the approval of any merger or consolidation involving us, or of a sale of all or substantially all of our assets, or of the issuance of any of our voting securities or of any of our subsidiaries (except pursuant to employee stock incentive plans), unless this transaction is approved by a two-thirds vote of our board, in which event only the class voting rights of our common stock and our Class B Stock granted in the Restated Certificate of Incorporation (with respect to mergers, consolidations and asset sales) and the provisions of Delaware law will apply in determining the percentage of stockholder approval, if any, that is required.

   Holders of our common stock and Class B Stock are each entitled to a separate class vote to approve any merger or consolidation of us, any sale, lease, exchange or other disposition of all or substantially all of our assets or any dissolution of us. Holders of our common stock and Class B Stock are also each entitled to a separate class vote with respect to any amendment to the Restated Certificate of Incorporation and any issuance of any additional shares of Class B Stock (other than in connection with stock splits and stock dividends).

   Both the Restated Certificate of Incorporation and the by-laws provide that the affirmative vote of the holders of at least 66?% of the outstanding stock entitled to vote generally for the election of directors of Harcourt General, voting together as a single class, is required to modify, revise, alter, amend, repeal or rescind certain provisions of the Restated Certificate of Incorporation or the by-laws or to adopt any inconsistent provision.

   These provisions in the Restated Certificate of Incorporation are:

    - paragraph (b) of Article Eighth requiring a two-thirds vote of the outstanding stock for any merger, sale of all or substantially all of Harcourt General's assets or issuance of voting securities (as described above);

    - paragraph (c) of Article Eighth stating that the election of directors need not be by ballot unless the By-Laws so require and that no director need be a stockholder;



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

    - paragraph (d) of Article Eighth concerning any alteration, amendment or repeal of the By-Laws;

    - Article Ninth concerning stockholders' meetings and the ability of the stockholders to remove any director with or without cause; and

    - Article Tenth concerning the ability of the stockholders to amend provisions of the Restated Certificate of Incorporation and By-Laws.

   These provisions in the By-Laws are:

    - Section 3.1 concerning the number, classification and composition of our board;

    -    Section 3.2 concerning the tenure of directors;

    -    Section 3.3 concerning vacancies in our board;

    -    Section 3.4 concerning the removal of directors; and

    -    Section 13 concerning amendment of the By-Laws.

These "supermajority" voting requirements may discourage or deter a person from attempting to obtain control of us by rendering more difficult amendment of our Restated Certificate of Incorporation or by-laws to eliminate provisions that have an anti-takeover effect or that protect the interests of minority stockholders.

   The Restated Certificate of Incorporation authorizes Harcourt General to issue 40,000,000 shares of preferred stock, and empowers our board to set the voting and other rights of the preferred stockholders. At present, 10,000,000 shares have been designated as the Series A Stock, and the remaining 30,000,000 shares are available for designation. This "blank check" preferred stock will be available for issuance without further action by stockholders, unless action is required by applicable law or the rules of any exchange on which the securities may be listed. This "blank check" preferred stock could discourage a person from acquiring our common stock because of the possibility that our board would issue preferred stock with terms that significantly disadvantage the rights of our common stockholders.

   There is no provision in the Restated Certificate of Incorporation permitting cumulative voting.

                             PLAN OF DISTRIBUTION

   We have been advised that the distribution of our common stock may be effected from time to time in one or more transactions by the selling stockholder acting as principal for its own account, which may involve block transactions (1) on the New York Stock Exchange in transactions that may include special offerings and exchange distributions pursuant to and in accordance with the rules of the exchange, (2) in the over-the-counter market or (3) in transactions otherwise than on the exchange or in the over-the-counter market, or in a combination of any of these transactions. The transactions may be effected by the selling stockholder in negotiated transactions, at market prices prevailing at the time of sale or at prices related to market prices. Salomon Smith Barney Inc., the selling stockholder


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

and a broker-dealer may effect transactions by selling our common stock directly or through underwriters, dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and may receive commissions from the purchasers of the common stock for whom they may act as agent (which discounts or commissions from the selling stockholder or purchasers will not exceed those customary in the type of transactions involved).

   The selling stockholder and any dealers, agents or underwriters that participate with the selling stockholder in the distribution of our common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or discounts received by them and any profit on the resale of the common stock by them might be deemed to be underwriting discounts and commissions under the Act.

   Upon being notified by the selling stockholder that any material arrangement has been entered into with a broker or dealer for the sale of our common stock through a secondary distribution, or a purchase by a broker or dealer, a supplemented prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

    -    The names of the brokers or dealers;

    -    The number of shares involved;

    -    The price at which the shares are being sold;

    - The commission paid or the discounts or concessions allowed to the broker or dealer; and

    -    Other facts material to the transaction.

                                 LEGAL MATTERS

   Certain legal matters relating to the validity of the common stock are being passed upon by Eric P. Geller, Senior Vice President, General Counsel and Secretary.

                                    EXPERTS

   The financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which have been incorporated by reference and are included herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.











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